
07003819



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

PJB 3/12

SE OMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InterSecurities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg, Florida 33716
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Cummings (727) 299-1800 x2734
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0701-0799365



Oath or Affirmation

I, **William G. Cummings**, affirm that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of **InterSecurities, Inc.** as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Senior Vice President and CFO

COUNTY OF PINELLAS:
STATE OF FLORIDA:

Sworn to and subscribed before me this 23rd day of February 2007, by **William G. Cummings**, who is personally known to me.

Shirley M. Franklin
Notary Public


SHIRLEY M. FRANKLIN
Florida Notary Assn., Inc

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (*Under Separate Cover*)
(X)	(n)	Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

InterSecurities, Inc.

Financial Statements
and Supplementary Information

Year Ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
InterSecurities, Inc.

We have audited the accompanying statement of financial condition of InterSecurities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterSecurities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2007

InterSecurities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 9,854,284
Investments in securities, at market value (cost: $25,780,535)	32,628,778
Receivables:	
Commissions	1,260,947
Others	7,263,791
Receivable from affiliate under tax allocation agreement	271,449
Deferred income tax assets	10,575,565
Prepaid expenses and other assets	793,334
Total assets	$ 62,648,148
Liabilities and stockholder's equity	
Liabilities:	
Accrued commissions	$ 2,070,083
Accounts payable and other accrued expenses	6,298,319
Due to affiliates	26,551
Deferred compensation	27,461,110
Total liabilities	35,856,063
Stockholder's equity:	
Common stock, par value $1.00 a share – authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	22,179,851
Retained earnings	4,611,234
Total stockholder's equity	26,792,085
Total liabilities and stockholder's equity	$ 62,648,148

See accompanying notes.

InterSecurities, Inc.

Statement of Income

Year Ended December 31, 2006

Revenues:	
Sales commissions	$133,506,578
Net investment income	2,917,035
Other income	2,940,710
Total revenues	139,364,323
Expenses:	
Commissions	123,166,597
Employee compensation and related benefit expenses	8,535,981
Other operating expenses	11,363,440
Total expenses	143,066,018
Loss before income taxes	(3,701,695)
Income tax expense (benefit):	
Current	126,834
Deferred	(1,404,741)
	(1,277,907)
Net loss	$ (2,423,788)

See accompanying notes.

InterSecurities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2006	$ 1,000	$14,243,024	$ 7,035,022	$ 21,279,046
Capital contribution received from parent	–	7,936,827	–	7,936,827
Net loss	–	–	(2,423,788)	(2,423,788)
Balance at December 31, 2006	$ 1,000	$22,179,851	$ 4,611,234	$ 26,792,085

See accompanying notes.

InterSecurities, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net loss	$ (2,423,788)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in unrealized appreciation/depreciation on investments	(3,130,378)
Deferred income tax benefit	(148,692)
Changes in operating assets and liabilities:	
Receivables	(3,271,364)
Due to affiliates	(79,740)
Prepaid expenses and other assets	434,071
Accrued commissions	253,836
Accounts payable and other accrued expenses	(3,091,013)
Receivable from affiliates under tax allocation agreement	162,324
Deferred compensation	4,774,567
Net cash used in operating activities	(6,520,177)
Investing activities	
Cost of investments purchased	(6,811,857)
Net cash used in investing activities	(6,811,857)
Financing activities	
Capital contribution received from parent	7,936,827
Net cash provided by financing activities	7,936,827
Decrease in cash and cash equivalents	(5,395,207)
Cash and cash equivalents at beginning of year	15,249,491
Cash and cash equivalents at end of year	$ 9,854,284

See accompanying notes.

InterSecurities, Inc.

Notes to Financial Statements

December 31, 2006

1. Accounting Policies

InterSecurities, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company sells life insurance and deferred annuities offered by Western Reserve Life Assurance Company of Ohio (WRL), an affiliated company, through its licensed registered representatives. The Company also sells other investment products through its licensed representatives.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments in Securities

Investments are carried at quoted market value. The resulting difference between cost and market is included in net loss. The specific identification method is used in determining realized gains and losses and unrealized appreciation or depreciation of investments.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

InterSecurities, Inc.

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Recognition of Income

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commissions on mutual fund 12b-1 fees are recognized as such fees are earned. Commission income earned on sales of insurance products is determined as a percentage of collected premiums and is recognized as earned.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. The Company paid $__________ to affiliates under the tax-sharing agreement during 2006. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes consists of the following for the year ended December 31, 2006:

Federal	$
State	
	$

Deferred income taxes arise primarily from differing methods used to account for the unrealized appreciation/depreciation on investments, accrued vacation, and other accrued expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2006.

2. Income Taxes (continued)

As the Company files a consolidated return as part of a group that is profitable and is expected to be profitable in future periods, the Company's deferred tax assets at December 31, 2006 are deemed to be recoverable. No allowance has been recorded on the deferred tax assets.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities, and other investment related activities. A substantial portion of the commission expenses of the Company are to registered representatives who are also agents for WRL, an affiliated company. A substantial portion of the Company's operating expenses are paid to WRL and represent both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of WRL, of which the Company's portion of these shared expenses was approximately $4,730,000 for the year ended December 31, 2006. Sales commission revenues include approximately $4,680,000 earned during the year ended December 31, 2006, from the sales of Transamerica IDEX Mutual Funds. Sales commission revenues and commission expenses for the year ended December 31, 2006, include approximately $33,400,000 of WRL commissions on variable products.

4. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when: (a) its "aggregate indebtedness" exceeds 15 times its "net capital", or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $7,682,356 which $5,277,482 in excess of its required net capital of $2,404,874. The Company's ratio of aggregate indebtedness to net capital was 4.70 to 1. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account entitled "Special Account for the Exclusive Benefit of Customers." This account had a balance of $111,429 at December 31, 2006. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or

4. Net Capital Requirement (continued)

securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2006, and for the year then ended under the provisions of rule 15c3-3(k)(2)(i).

5. Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, it is management's opinion, after consultation with legal counsel and a review of available facts, that net damages, if any, arising from such demands will not be material to the Company's financial position.

Supplementary Information

InterSecurities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total stockholder's equity		$26,792,085
Subordinated note payable		–
Total regulatory capital		26,792,085
Deductions and/or charges:		
Nonallowable assets:		
Memberships in exchanges	$ –	
Receivables from affiliates	–	
Other assets	15,015,862	
Other deductions	–	
Total deductions and/or charges		15,015,862
Net capital before haircuts on securities positions		11,776,223
Haircuts on securities		4,093,867
Net capital		7,682,356
Computation of alternative net capital requirement		
Net capital requirement (minimum)		2,404,874
Excess net capital		$ 5,277,482

InterSecurities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(1) of that Rule.

InterSecurities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as submitted to the National Association of Securities Dealers, Inc.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Auditors on Internal Control Required by Rule 17a-5

The Board of Directors
InterSecurities, Inc.

In planning and performing our audit of the financial statements of InterSecurities, Inc. (the Company), as of and for the year ended December 31, 2006, in conformity with United States generally accepted accounting principles, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2007

END